Alan B. Spatz • (310) 789-1231 • aspatz@troygould.com	File No. 3296-3
December 21, 2012

Loan Lauren P. Nguyen, Esq. Special Counsel Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Kinbasha Gaming International, Inc. Amendment No. 3 to Form 10-12G Filed November 14, 2012 File No.: 000-54784

Dear Ms. Nguyen:

By letter dated November 29, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided Kinbasha Gaming International, Inc. (the “Company”) with comments to the Company’s Amendment No. 2 to Form 10-12G filed on November 14, 2012.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s November 29, 2012 comment letter. The Company has concurrently herewith filed Amendment No. 3 to the Form 10-12G.

Financial Condition, Liquidity and Sources of Capital

Debt in Default, page 18

1.

We note that you have filed a Loan Agreement with the Bank of Tokyo - Mitsubishi UFJ entered on February 25, 2004.  We further note that the above-referenced loan agreement appears to be different from the purchase loan agreement with the Bank of Tokyo - Mitsubishi UFJ described on page 18.  Please revise your registration statement to disclose the material terms of such material contract.

COMPANY RESPONSE

Based on my discussion with Mr. McWilliams, it appears the concern raised by this comment is that the table on page 18 refers to a mortgage for this loan.  We have filed the mortgage that relates to this loan as part of Exhibit 10.6.

Loan Lauren P. Nguyen, Esq. Securities and Exchange Commission December 21, 2012 Page 2

Notes to the Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition

2.

We note from your response to prior comment 9 that the prize wholesalers are unrelated to the third party “prize buyers” with whom a customer exchanges the special prizes for cash.  However, we are still unclear as to the nature of the “special prize” and whether the special prize is initially included in inventory at acquisition cost similar to other gaming prizes.  In this regard, we note your disclosure on page 7 that upon presentation of a winning receipt, the redemption counter offers the player a choice of credit towards retail goods sold by the store or a “special prize” that can be exchanged for money at a special prize exchange station located within close proximity to the pachinko store.  Please clearly explain to us the nature of the “special prize” and how the prize is accounted for in your financial statements.  As part of your response, please tell us how the “special prize” is valued at the time of acquisition and the time of redemption.  Also, if there is any difference in how “special prizes” and other gaming prizes are accounted for, please revise the notes to the financial statements to disclose this difference in accounting.

COMPANY RESPONSE

The Company accounts for special prizes as follows.  Upon the Company's purchase of prizes, consisting of either consumable items or special prizes (generally a token), the cost of the prizes is charged to inventory.  When a customer exchanges balls/tokens, the customer can elect to receive either a consumable item or a special prize.  The exchange value is identical for either the consumable item or special prize.  Upon the Company’s issuance of the prize to the customer, the inventory cost of the prize is charged to net revenues.  The term “special prize” is used to distinguish the item given to the customer from a consumable item, and has no other accounting significance.

Please direct questions regarding this response letter to the undersigned at 310-789-1231.

Loan Lauren P. Nguyen, Esq. Securities and Exchange Commission December 21, 2012 Page 3

Very truly yours,

s/ Alan B. Spatz

Alan B. Spatz

cc:  Masatoshi Takahama